Exhibit 2.1

CONSENT OF BOARD OF DIRECTORS OF BLUE SKY GROUP HOLDINGS, INC.

AUTHORIZING ISSUANCE OF SHARES

The undersigned, being all of the Directors of Blue Sky Group Holdings, Inc. a Delaware Corporation (the “Company”), hereby approve and adopt the following resolutions by unanimous consent effective this ___ day of ___________, 2016.

WHEREAS, the Directors deem it necessary to raise up to Twenty Million Dollars ($20,000,000.00) by making an offering of up to 10,000,000 common shares pursuant to a qualified Offering Circular on Form 1-A; and

WHEREAS, 100,000,000 shares of the Company’s common stock authorized to be issued and 20,250,000 have been issued; and

WHEREAS, the Company authorizes the officers of the Company to solicit purchases of the shares from qualified subscribers,

THEREFORE, THE DIRECTORS UNANIMOUSLY CONSENT AS FOLLOWS:

RESOLVED, that the Chief Executive Officer shall cause a Registration Statement on Form 1-A to be filed with the Securities and Exchange Commission with a Prospectus addressing both a primary offering of up to 10,000,000 common shares to facilitate the development of a public market in the shares once trading begins; and it is further

RESOLVED, that up to 10,000,000 shares shall be offered to qualified investors at $2.00 per share pursuant to the Company’s Registration Statement on Form 1-A when it becomes qualified ; and it is further

RESOLVED, that the President and Secretary are directed to cause the Company’s stock transfer agent to issue certificates for the number of shares for which each subscriber in the primary offering has subscribed and paid in such denominations as the subscriber shall designate to the officers, which shares shall be deemed fully paid and non-assessable.

COMPANY: Blue Sky Group Holdings, Inc.

By:	/s/ Chirag Patel

Name: Chirag Patel

Blue Sky Group Holdings, Inc.

Title: Executive Officer